Exhibit 99.1

DoubleDown Interactive Announces Upcoming Conference Participation

SEATTLE, WASHINGTON – May 11, 2022 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, today announced its participation in the 17th Annual Needham Technology & Media Conference and the 22nd Annual B. Riley Institutional Investor Conference.

17th Annual Needham Technology & Media Conference

The 17th Annual Needham Technology & Media Conference is being held virtually and in New York, New York May 16-18, 2022. DoubleDown management will be hosting one-on-one meetings with investors and management is scheduled to present on May 16, 2022 at 11:45 a.m. Eastern Time. Those interested in attending the presentation may join here and a replay will be available in the Investor Relations section of the Company’s website.

22nd Annual B. Riley Institutional Investor Conference

The 22nd Annual B. Riley Institutional Investor Conference is being held in Los Angeles, California May 25-26, 2022. DoubleDown management will be hosting one-on-one meetings with investors and management is scheduled to present on May 26, 2022 at 4:40 p.m. Eastern Time.

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com